                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF June 2006

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1.   Annual Information Form;

2.   MD&A for Year Ended March 31, 2006;

3.   Audited Annual Financial Statements for Years Ended March 31, 2006 and
     2005;

4.   Form 52-109F1 Certification of Annual Filings - CFO;

5.   Form 52-109F1 Certification of Annual Filings - CEO; and

6.   Ontario Form 13-502F1 - Annual Participation Fee for Reporting Issuers.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2006

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.


By: "Joseph Giuffre"
    ---------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

                      ANTHONY CLARK INTERNATIONAL INSURANCE
                                  BROKERS LTD.

                             ANNUAL INFORMATION FORM

                                 (FORM 51-102F2)

                   FOR THE FINANCIAL YEAR ENDED MARCH 31, 2006

                           (DATED AS AT JUNE 29, 2006)

                                TABLE OF CONTENTS

TABLE OF CONTENTS..........................................................    2
CORPORATE STRUCTURE........................................................    4
GENERAL DEVELOPMENT OF THE BUSINESS........................................    4
DESCRIBE THE BUSINESS......................................................    6
DIVIDENDS..................................................................   13
DESCRIPTION OF CAPITAL STRUCTURE...........................................   14
MARKET FOR SECURITIES......................................................   14
ESCROWED SECURITIES........................................................   14
DIRECTORS AND OFFICERS.....................................................   15
PROMOTERS..................................................................   17
LEGAL PROCEEDINGS..........................................................   17
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.................   17
TRANSFER AGENTS AND REGISTRARS.............................................   17
MATERIAL CONTRACTS.........................................................   17
INTERESTS OF EXPERTS.......................................................   17
AUDIT COMMITTEE............................................................   18
ADDITIONAL INFORMATION.....................................................   19

                           FORWARD-LOOKING STATEMENTS

Certain statements in this AIF constitute "forward-looking statements" that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's limited operating history; under-capitalization; risks involving integration of acquisitions; unpredictability of future revenues; management of growth and integration; potential technological changes; the Company's dependence on key personnel; marketing relationships; reliance on third-party insurance companies; potential new businesses, competition and low barriers to entry; government regulations; security risks; and the other risks and uncertainties described under Risk Factors in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. See "Risk Factors." Forward-looking statements are made based on management's belief, estimates and opinions on the date the statements are made and management assumes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. You are cautioned against placing reliance on forward-looking statements.

                                OTHER INFORMATION

All dollar amounts in this AIF are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

                                   DEFINITIONS

Certain terms used in this AIF are defined below:

"ADDISON YORK"                  a wholly owned U.S. subsidiary of the Company.

"COMPANY"                       means Anthony Clark International Insurance
                                Brokers Ltd. and its subsidiaries.

"COMMON SHARES"                 means common shares without par value in the
                                capital stock of the Company.

"GENERAL INSURANCE"             means insurance coverage comprising property and
                                casualty insurance.

"GENERAL INSURANCE BROKERAGE"   means an entity which employs Insurance Brokers
                                to act on behalf of its customers in seeking to
                                place General Insurance with any number of
                                Insurance Companies.

"INSURANCE AGENT"               means a person who is an employee of a
                                particular Insurance Company and represents only
                                that Insurance Company in the sale of insurance
                                policies.

"INSURANCE BROKER"              means an individual who works for a General
                                Insurance Brokerage and who is responsible for
                                assessing the needs of his clients, suggesting
                                levels of General Insurance coverage, if
                                appropriate, canvassing a number of Insurance
                                Companies which the General Insurance Brokerage
                                represents for the coverage requested, obtaining
                                price quotes or policy premium and placing
                                General Insurance coverage.

"INSURANCE COMPANIES" OR        means those entities which provide insurance
"INSURANCE COMPANY"             coverage, assess and provide the payment of any
                                insurance claims and pay commissions to
                                Insurance Brokers and Insurance Agents for
                                providing customer services and placing
                                insurance coverage with the Insurance Company.

"OTCBB"                         means the Nasdaq OTC Bulletin Board.

"TSX"                           means The Toronto Stock Exchange.

                               CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Anthony Clark International Insurance Brokers Ltd. (the "Company") is a Company amalgamated pursuant to the laws of Alberta, Canada. The Company's head office and principal business office is located at Suite 355, 10333 Southport Road, S.W., Calgary, Alberta, Canada T2W 3X6 and its telephone number is (403) 278-8811. The Company's registered office in Alberta is located at 1200, 1015 - 4th Street S.W., Calgary, Alberta, Canada T2R 1J4.

On April 1, 1996, the Company was amalgamated with six other companies under the Business Corporations Act (Alberta). The companies involved in the amalgamation were 393675 Alberta Inc., 487220 Alberta Inc., 537169 Alberta Inc., 582939 Alberta Inc., 537168 Alberta Inc., Global FGI Inc. (all Alberta companies) and Anthony Clark International Insurance Brokers Ltd. (which was a federal company incorporated on June 23, 1993, extra-provincially registered in the Province of Alberta on October 6, 1993, and continued into the jurisdiction of the Province of Alberta on March 18, 1996, for the purposes of the amalgamation). On February 28, 1999 the Company amalgamated with Mayfair Insurance Brokers Ltd., its wholly-owned subsidiary, to form the resulting Company. There have been no material amendments to the Articles or By-laws of the Company since February 28, 1999.

INTERCORPORATE RELATIONSHIPS

The Company is a General Insurance Brokerage which conducts its insurance business in the province of Alberta, Canada, and the states of California, Virginia, and Illinois, U.S.A. In Canada, it conducts its business through Anthony Clark International Insurance Brokers Ltd. and Heritage Hill Insurance Ltd. In the U.S., it conducts its business through Addison York Insurance Brokers Ltd., a wholly-owned Delaware subsidiary of the Company.

                                  (FLOW CHART)

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

On April 24, 2003 the Company announced a normal course issuer bid to repurchase a maximum of 384,602 common shares of the Company representing approximately 5% of its issued common shares.

On October 17, 2003, the Company acquired the net assets of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers ("Vista"), a California based General Insurance Brokerage for purchase consideration of $6,117,633. The purchase was financed using cash and seller financing. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year. A further adjustment of 20% of the purchase consideration will be made based on a price calculation relating to the commission revenue in the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved.

On November 6, 2003, the Company executed a loan agreement (the "Paragon Loan") with Paragon Capital Corporation Ltd. ("Paragon") with loan proceeds of $2,100,000. The loan had a one-year term, with interest only payments, with interest at 2% per month. A commitment fee of $63,000 was paid to Paragon in connection with the Paragon Loan. The Paragon Loan was secured against all of the assets of the Company and replaced the revolving line of credit with Textron Financial Corporation. A termination and release agreement was executed with Textron Financial Corporation, which terminated the loan agreement and released all security documents.

On November 6, 2003, the Company acquired the net assets of Johns Insurance Agency, Inc. ("Johns"), a California based General Insurance Brokerage for purchase consideration of $2,483,009. The purchase was financed using cash and seller financing.

On February 26, 2004, the Company completed the private placement and issuance of 263,098 Units (4,000 of these Units were issued as commission) at a price of $1.28 per Unit. The proceeds of the private placement amounted to $336,765, which was added to the Company's working capital. Each Unit consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable to purchase an additional common share of the Company at a price of $1.60 per share for a period of 24 months from the closing date of the private placement.

On March 22, 2004, the Company completed a US$5,000,000 debt financing arrangement with Oak Street Funding ("Oak Street") whereby Oak Street agreed to provide a US$5,000,000 reducing revolving line of credit (the "Oak Street Facility") subject to a borrowing base formula. The Oak Street Facility had an interest rate of prime plus 8% per annum with interest only payments for a period of two years. The Oak Street Facility was required to be used to refinance the Paragon Loan, acquisitions of General Insurance Brokerages and related working capital and equipment needs and other purposes approved by Oak Street. The Oak Street Facility was secured against all of the assets of the Company, other than the collateral subject to future financing.

On May 18, 2004 the Company received approval from the TSX to make a normal course issuer bid to repurchase a maximum of 397,758 common shares of the Company representing approximately 5% of its issued common shares.

On June 14, 2004, the Company completed a US$7,500,000 ($10,090,725) debt financing arrangement with First Capital Company, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725) reducing revolving line of credit (the "FCC Facility") subject to a borrowing base formula. The FCC Facility had a maturity 5 years from the close of the transaction, with interest only payments during the first two years. The FCC Facility had a Wall Street Journal interest rate of prime plus 2% per annum. As collateral for the FCC Facility, FCC had a security interest in the assets of the Company acquired after June 14, 2004, in connection with any acquisition financed by FCC and a subsequent security interest in the assets of the Company, subject to certain permitted encumbrances. The FCC Facility was to be used to fund acquisitions of General Insurance Brokerages within the United States and provide working capital for the related acquisitions.

On June 17, 2004, the Company announced the settlement of a previously outstanding legal proceeding for a cash payment of $450,000 (including legal costs) The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998.

On September 8, 2004, the Company acquired the net assets of Al Vinciguerra Ltd. ("Vinciguerra"), a Virginia based General Insurance Brokerage, for purchase consideration of $8,978,354. The purchase was financed using the FCC Credit Facility, seller financing and a US$3,250,000 ($4,192,500 CDN) in debt financing from Emmett Lescroart ("Emmett"). The Emmett Facility bears interest at a rate of 14% per annum, and requires the Company to make monthly interest only payments until 2008. The principal amount is due September 1, 2008. The Emmett Facility is secured by certain assets of the Company.

On January 12, 2005, the Company acquired the net assets of Schuneman Insurance Agency Inc. ("Schuneman"), a Sterling, Illinois based General Insurance Brokerage, for purchase consideration of $1,122,477. The purchase was financed using an existing FCC Credit Facility and seller financing.

On June 15, 2005, the Company closed a US$25,000,000 ($30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders provided a US$25,000,000 ($30,750,000) five year term loan facility (the "Bridge Facility") to the Company. The Company can borrow an aggregate amount, not to exceed at any time outstanding a multiple of between 4.05 and 3.25 times the trailing twelve month adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA.) The multiple becomes 3.25 on and after March 31, 2007. The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of US$3.0 million and US$5.0 million respectively. As additional consideration for providing the Facility, the Company issued the Lenders 1,439,128 share purchase warrants exercisable at $0.80 per share until June 15 2010. The Facility has been fully guaranteed by, and collateralized by all the assets of, the Company. The initial term loan proceeds of US$7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of US$6,458,460, and to pay costs of US$1,515,000 incurred in relation to the Facility. Additional legal costs of US$181,223 have been incurred in relation to the Facility. The balance of the Facility may only be used to fund approved acquisitions within the United States. On June 30, 2005, the Company was advanced an additional US$500,000 under the ("Bridge Facility") for working capital.

On August 18, 2005, a debt of $306,660 (US$250,000) was settled by the issuance of 383,325 common shares.

The Vista acquisition agreement provided for contingent adjustment to the purchase price in the second and fifth years after closing. On September 30, 2005, the second year adjustment was determined and the purchase price was reduced by $3,105,202. This adjustment reduced the note payable to the vendor by $3,105,202, goodwill by $2,665,146 and customer accounts by $440,056.

On January 5, 2006, the Company announced a settlement of ongoing disputes with DKWS Enterprises, John Kabaker and the Kabaker Family Trust in connection with the acquisition of the Vista Insurance Agency. The settlement included a dismissal of all pending legal actions and a substantial discount to the purchase price associated with the acquisition.

On February 17 2006, the Company announced that 263,098 common share purchase warrants were repriced at $0.80 per share and the exercise period was extended to February 28, 2007. The warrants were initially issued on February 26, 2004 at an exercise price of $1.60 per share to February 28, 2006 pursuant to a private placement of units comprised of one warrant and one share.

On March 20, 2006, the Company announced the closing of a 213,500 unit private placement for cash of $126,000 ($0.60 per unit) and a finder's fee, paid in respect of the private placement, of 3,500 units valued at $2,100 ($0.60 per unit). Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.80 per share until March 15, 2007.

On June 29, 2006, the Company announced the sale by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts of Johns for US$1,300,000. The Company will receive cash proceeds of $1.1 million on closing with the remainder to be received over the next two years on the basis of $100,000 on each of the first and second anniversary dates of the closing. US$750,000 of the cash proceeds will be used to pay down the Bridge Facility with the balance going to working capital of Addison York.

                              DESCRIBE THE BUSINESS

GENERAL

The Company is engaged in the insurance business as a General Insurance Brokerage which employs Insurance Brokers to act on behalf of its customers in seeking to place general insurance coverage comprising property and casualty insurance with any number of Insurance Companies. Initially the Company focused its efforts in Canada and acquired General Insurance Brokerages in the Province of Alberta, Canada. The Company has expanded its acquisition strategy to acquire General Insurance Brokerages in various States of the United States and plans to continue with this acquisition strategy. The General Insurance industry insures against many different types of risk including automobile, personal property, commercial property and liability. Compared with other sectors of the financial services industry, the General Insurance industry is highly fragmented. The large number of competitors results in no single Insurance Company having a dominant market share in any line of business. Industry-wide financial conditions are putting pressure upon General Insurance Companies to become more efficient and profitable. One way in which Insurance Companies are becoming more efficient is by reducing the number of General Insurance Brokerages with which they do business. Larger General Insurance Brokerages are expected to benefit from this trend.

GENERAL INSURANCE INDUSTRY

Insurance Brokers are required to be licensed in each state, province or territory that they conduct business. In addition, most jurisdictions require individuals who engage in Insurance Brokerage activities to be personally licensed. Licensing laws for Insurance Brokers vary from jurisdiction to jurisdiction and are subject to amendment by applicable regulatory authorities. Regulatory authorities have the right to grant, review and revoke licences and approvals to sell insurance.

There are two types of distribution systems which account for the majority of sales of General Insurance to the general public: firstly, direct placement by the Insurance Company through an in-house employee sales force and, secondly, placement through independent General Insurance Brokerages that place General Insurance for its customers with one of a number of Insurance Companies. New sources of competition continue to emerge as banks and other financial services companies expand the products and services they offer to include insurance products and brokerage services. In addition, independent Insurance Brokers are faced with competition from Insurance Companies who utilize aggressive media campaigns and telemarketing distribution methods to place General Insurance directly with its customers.

The Insurance Companies have put pressure on General Insurance Brokerages to consolidate the distribution component of the insurance industry, requiring ever-increasing premium volume to justify the continuance of their brokerage contracts (i.e., contracts pursuant to which a General Insurance Brokerage receives product access and support from the Insurance Company). A larger General Insurance Brokerage generally seeks to have brokerage contracts with a number of Insurance Companies so that the cancellation of any one brokerage contract would not reduce its ability to offer alternative competitive products to its customers. Smaller General Insurance Brokerages that generally have contracts with only a few Insurance Companies are more vulnerable to the cancellation of any one brokerage account and the potential inability to offer alternative competitive General Insurance products to their customers.

PROFILE

The Company is a general insurance brokerage and has been in business since 1989. The Company carries on operations in Alberta, Canada and the States of California, Virginia, and Illinois, U.S.A. The Company operates out of eighteen locations: five in Alberta, two in California, ten in Virginia and one in Illinois. The Company generated revenue of $13,298,175 in the fiscal year ended March 31, 2006, $13,060,344 in the fiscal year ended March 31, 2005, and $7,469,559 in the fiscal year ended March 31, 2004. The Company's business is generally not affected by seasonality and experiences recurring revenues that are principally derived from commissions earned from placing General Insurance with Insurance carriers on behalf of the Company's customers.

The Company's operations are highly automated and it strives to maintain an excellent reputation with its customers and the Insurance carriers. Since its inception, the Company has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Company's overall business structure. As of March 31, 2006, the Company had purchased 19 General Insurance Brokerages in the Province of Alberta, Canada, two insurance brokerages in the State of California, one insurance brokerage in the State of Virginia and one insurance brokerage in the State of Illinois.

GROWTH STRATEGY

The Company has a growth strategy of acquiring General Insurance Brokerages in Canada and the United States. The Company plans to take advantage of the consolidation pressure in the General Insurance industry by further acquiring and integrating other General Insurance Brokerages in order to take advantage of the economies of scale of a larger operation. Moreover, it is the Company's goal to generate more revenue by providing increased General Insurance coverage to existing and newly acquired customers by virtue of the Company's representation of various Insurance Companies and their products. The revenue growth during the past three years has been primarily attributed to business acquisitions and internally generated business. There can be no assurance that the Company will continue or improve its earnings growth and benefit from economies of scale being achieved from acquiring additional General Insurance Brokerages to increase revenue volume and commission.

The Company plans to continue a growth strategy of acquiring General Insurance Brokerages in Canada and the U.S.

The Company requires licences and insurance carrier appointments to operate as a General Insurance Brokerage in each state, province or territory, which would enable it to market and sell General Insurance products. The Company may not have the required licenses or carrier appointments at the time of completion of each acquisition of a General

Insurance Brokerage. Accordingly, the Company may enter into separate Agency Agreements with the vendors of such acquired General Insurance Brokerages whereby the vendors of such agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. To date, the Company has obtained licences in the states of California, Virginia, and Illinois. The Company is actively filing all necessary licensing applications and obtaining carrier appointments with the Insurance Companies.

All of the Agency Agreements entered into with the vendors of the Vista, Johns, Vinciguerra and Schuneman assets are similar in respect to the duties and obligations of the parties thereto and can be summarized as follows. Pursuant to the terms of the Agency Agreements the vendors agreed, for the exclusive benefit of the Company, to staff, manage and operate the Insurance Brokerages and the purchased assets within an established budget and in a professional and prudent manner. The agreements further specify that all clients and revenues stemming from the operation of the Insurance Brokerage shall belong solely to the Company and that the Company is responsible for the payment of all of the reasonable and provable expenses of the vendors with respect to the staffing, management and operation of the Insurance Brokerages in accordance with the established budget.

By their respective terms, the Agency Agreements will terminate upon the occurrence of the earliest of the following events: a) the date upon which the Company obtains: i) all of the necessary regulatory approvals to operate as an Insurance Brokerage or agent in the State where the purchased assets are located; and ii) all of the carrier appointments from the Insurance Companies (or such number of carrier appointments as the Company deems satisfactory); or
b) December 31, 2018 in respect of Johns, September 30, 2018 in respect of Vista, December 31, 2024 in respect of Vinciguerra and December 31, 2024 in respect of Schuneman; or c) the date that the Company delivers written notice to the vendor (as the case may be) that it is terminating the Agency Agreement. The Vinciguerra Agency Agreement has now been terminated. Upon the termination of an Agency Agreement all of the vendors right title and interest in and to any and all employment agreements, non-competition agreements and confidentiality agreements which it may have with its employees shall be assigned to the Company and any and all amounts which are or will become due and owing to the Company pursuant to the terms of the Agency Agreement will immediately become due and payable.

As security for the performance of the terms and conditions of the Agency Agreement the shareholders of the different vendors pledged all of their issued and outstanding capital stock in the vendors to the Company and further provided the Company with a directors resolution of the respective vendors authorizing the officers of the Company to become the proper signing officers of the vendors with respect to the control of the bank accounts of the vendors. The respective pledge of shares agreements and the directors resolutions are currently being held in escrow by the firm of Demiantschuk Milley Burke & Hoffinger and are to be released to the Company in the event of a default of the respective Agency Agreements or to the respective vendors upon the termination of an Agency Agreement in accordance with its terms.

The Company plans to acquire additional General Insurance Brokerages over the next 12-month period depending upon its cash resources and its ability to raise additional capital to acquire Insurance Brokerages. Depending upon market conditions, the availability of other General Insurance Brokerages and the price that they are available, the Company's acquisition plans may change. Any further growth may require the Company to obtain additional equity or debt financing, which may not be available on attractive terms, or at all, or may be dilutive to current or future shareholders.

RISK FACTORS

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has in the past, and may in the future, purchase the assets of General Insurance Brokerages located in jurisdictions where the Company has not yet obtained the necessary licenses to operate as a General Insurance Brokerage. Without possessing such licenses, the Company cannot obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those jurisdictions. As such, the Company has in the past, and may in the future, enter into agency agreements with the vendors of these General Insurance Brokerages whereby the vendors of those agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these agency agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the agency agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the agency agreements then this will have a negative impact on the Company's ability to service its customers.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favourable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

THE COMPANY'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE COMPANY'S MANAGEMENT TEAM AND KEY PERSONNEL

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. Shareholders will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some of its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 on Mr. Consalvo and $175,000 each on Mr. Podorieszach and Mr. Bhatia and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an Insurance Company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the Insurance Companies and are paid once calculated. Further, we have no control over the process by which Insurance Companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between Insurance Companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS AND WARRANTS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options and warrants is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options and warrants, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The Common Shares of the Company are posted for trading on the TSX and the closing price of its Common Shares on May 31, 2006 was $0.60 per share. The Common Shares of the Company are also quoted on the OTCBB and the quoted price of its Common Shares on May 31, 2006 was US$0.54 per share. As such, the Common Shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares of the Company, which could severely limit the market liquidity of the Common Shares and impede the sale of the Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.

NO INTENTION TO DECLARE DIVIDENDS

The Company has a recent history of losses and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

                                    DIVIDENDS

The Company has not declared any cash dividends for each of the years ended March 31, 2006, 2005 and 2004.

Other than requirements imposed under applicable corporate law and certain agreements with its lenders, there are no other restrictions on the Company's ability to pay dividends under the Company's constating documents. The

Company has no present intention of paying dividends on its Common Shares in the foreseeable future. The Company plans to retain earnings, if any, for the operation and expansion of the business of the Company.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Voting Common Shares without par value. As at March 31, 2006, 8,551,978 Common Shares were issued and outstanding. The rights, privileges and restrictions attached to the Common Shares include: (i) the right to vote at any meeting of the shareholders of the Company; (ii) the right to receive, if, as and when declared by the Board of Directors (the "Board") dividends that may be fixed by resolution of the Board; and (iii) to receive, pro-rata per common share then held, the remaining property of the Company upon liquidation, dissolution or winding up of the Company, or other distribution of the assets of the Company among the shareholders for the purpose of winding up the affairs of the Company.

CONSTRAINTS

There is no constraint imposed on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.

RATINGS

To the knowledge of the Company, no rating, including provisional rating, has been received from any rating organization for securities of the Company that is outstanding or continues in effect.

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Common Shares of the Company are listed and traded on the Toronto Stock Exchange under the symbol "ACL". The following table sets forth the price ranges (high, low and close) and volume traded on a monthly basis for the year ended March 31, 2006:

MONTH ENDED           HIGH    LOW    CLOSE    VOLUME
-----------          -----   -----   -----   -------
March 31, 2006       $0.84   $0.61   $0.66    26,510
February 28, 2006    $0.84   $0.62   $0.84    91,785
January 31, 2006     $0.68   $0.40   $0.62   118,996
December 31, 2005    $0.45   $0.35   $0.45    62,069
November 30, 2005    $0.62   $0.42   $0.42    42,760
October 31, 2005     $0.55   $0.44   $0.44    23,000
September 30, 2005   $0.66   $0.55   $0.55     7,690
August 31, 2005      $0.75   $0.55   $0.60    59,302
July 31, 2005        $0.75   $0.65   $0.68    60,290
June 30, 2005        $0.85   $0.75   $0.75    16,843
May 31, 2005         $0.80   $0.79   $0.80    11,456
April 30, 2005       $0.90   $0.78   $0.80    16,020

                               ESCROWED SECURITIES

To the knowledge of the Company, no securities of the Company are held in escrow.

                             DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

As at March 31, 2006, the name, province or state, and country of residence of each director and executive officer of the Company; their respective positions and offices held with the Company and their respective principal occupation during the five preceding years; and the period or periods which each director has served as a director are as follows:

NAME, PROVINCE OR STATE                                                                  DATE OF
AND COUNTRY OF RESIDENCE                                                               APPOINTMENT
AND POSITION WITH COMPANY              PRESENT AND PRINCIPAL OCCUPATION               AS A DIRECTOR
-------------------------              --------------------------------               -------------
PRIMO PODORIESZACH                     President of the Company from April 1996    April 1, 1996
President, Chief Executive Officer     to Present.
and Director
British Columbia, Canada

TONY CONSALVO                          General Manager and Chief Operating         April 1, 1996
Chief Operating Officer and Director   Officer of the Company from April 1996 to
Alberta, Canada                        Present.

JOSEPH P. GIUFFRE                      Barrister & Solicitor, Partner, Axium Law   February 9, 2000
Corporate Secretary and Director       Company since January 1, 2004; Barrister
British Columbia, Canada               & Solicitor; Partner, Gowling Lafleur
                                       Henderson LLP April 1, 2000 to December
                                       2003; Partner, Montpellier McKeen
                                       Varabioff, Talbot & Giuffre from July 1,
                                       1996 to April 1, 2000.

THOMAS E. MILLEY(2)                    Barrister & Solicitor; Partner,             June 30, 1999
Director                               Demiantschuk, Milley, Burke & Hoffinger
Alberta, Canada                        since 1993; Chairman of the Board of
                                       International Datashare Company from 1996
                                       to 2000.

DOUGLAS FARMER(1)(2)                   Branch Manager, First National Financial    September 24, 1998
Director                               LP since February 1, 2000; Branch
Alberta, Canada                        Manager, Prairie Region for Sun Life
                                       Trust from 1992 to January 31, 2000.

NORMAND COURNOYER(1)                   Vice-President, Personal Insurance, Smith   August 16, 2004
Director                               Insurance Brokers Ltd. since September
Alberta, Canada                        2005; Independent Insurance Consultant
                                       from July 2003 to September 2005;
                                       Assistant Vice-President, Business
                                       Development Western Canada of Allianz
                                       Canada, from 1998 to April 2003.

ROBERT SADLEIR(1)                      Vice-President, Finance, Cal-Gas Inc.       February 27, 2006
Director                               from 2003 to present; Consultant from
Alberta, Canada                        2002-2003; Team Leader, Corporate
                                       Reporting, Superior Propane Inc. January
                                       2001 to April 2002; and Controller, ICG
                                       Propane Inc. from December 1997 to
                                       December 2000.

NAME, PROVINCE OR STATE                                                                  DATE OF
AND COUNTRY OF RESIDENCE                                                               APPOINTMENT
AND POSITION WITH COMPANY              PRESENT AND PRINCIPAL OCCUPATION               AS A DIRECTOR
-------------------------              --------------------------------               -------------
MAHESH BHATIA                          Chief Financial Officer since June 15,      N/A
Chief Financial Officer                2005; Interim Chief Financial Officer
Alberta, Canada                        from August 2004 to February 28, 2005.
                                       Independent consultant from February 2003
                                       to August 2004. Corporate Controller,
                                       Proprietary Industries Inc., public
                                       company listed on Toronto Stock Exchange
                                       from November 2000 to January 2004; Sr.
                                       Coordinator, Financial Reporting, ICG
                                       Propane Inc. from October 1998 to October
                                       2000.

----------
(1)  Denotes member of Audit Committee.

(2)  Denotes member of the Compensation Committee.

Each director elected or appointed holds office until the Company's next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (Alberta).

To the knowledge of the Company, as at March 31, 2006, directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 882,009 Common Shares representing approximately 10% of the outstanding Common Shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

(1) To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them,

     (a) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

          (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

          (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

          (iii) or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets, state that fact; or

     (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

(2) To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

     (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

     (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the knowledge of the Company, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company.

                                    PROMOTERS

To the knowledge of the Company, no person or company has been, within the three years ended March 31, 2006, a promoter of the Company or of a subsidiary of the Company.

                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party to or to which any of its property is subject outside of the ordinary course of the Company's business, and no such proceedings are known to the Company to be contemplated.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended March 31, 2006, 2005 and 2004.

                         TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1.

                               MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or described in this AIF, the Company has not entered into any material contracts during the most recently completed financial year, are still in full force and effect, and which may reasonably be regarded as presently material.

                              INTERESTS OF EXPERTS

NAMES OF EXPERTS

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 - Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company's most recently completed financial year ended March 31, 2006:

      NAME                   QUALIFIED PERSON WITH RESPECT TO             # OF SECURITIES HELD
      ----                   --------------------------------             --------------------
D & H Group LLP   The audit report dated May 12, 2006, relating to the             0%
                  financial statements of the Company for the financial
                  year ended March 31, 2006.

                                 AUDIT COMMITTEE

Pursuant to the provisions of section 171(1) of the Business Corporations Act (Alberta), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

THE AUDIT COMMITTEE CHARTER

The Audit Committee Charter is attached hereto as Schedule "A".

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee, at the present time, is comprised of Messrs. Robert Sadleir, Douglas Farmer, and Normand Cournoyer. Each member is financially literate and all members of the Audit Committee are independent directors.

RELEVANT EDUCATION AND EXPERIENCE

Robert Sadleir is a Chartered Accountant and the Vice-President, Finance for Cal-Gas Inc. Douglas Farmer holds a Masters of Business Administration degree and is Branch Manager for First National Financial Corp. Normand Cournoyer is the Vice-President, Personal Insurance for Smith Insurance Brokers Ltd with 30 years of experience in the insurance industry. Each audit committee member has gained the financial literacy through his/her previous working and educational experience and has a significant understanding of the general insurance business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions). Certain tax services not considered to be section 2.4 De Minimis non-audit Services are pre-approved prior to the services being performed.

RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

RELIANCE ON SECTION 3.8

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services which require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

                               AUDIT RELATED
FISCAL YEAR END   AUDIT FEES      FEES(1)      TAX FEES(2)   ALL OTHER FEES(3)
---------------   ----------   -------------   -----------   -----------------
      2006         $ 87,704       $ 6,519        $13,630          $25,158
      2005         $111,782       $25,000        $15,182          $59,308

----------
(1) Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

(2)  Fees charged for tax compliance, tax advice and tax planning services.

(3)  Fees for services other than disclosed in any other column.

                             ADDITIONAL INFORMATION

SEDAR

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

INFORMATION CIRCULAR

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its next annual general meeting of shareholders scheduled for August 3, 2006.

CONSOLIDATED FINANCIAL STATEMENTS AND RELATED MANAGEMENT'S DISCUSSION AND
ANALYSIS

Additional financial information is provided in the Company's annual Audited Consolidated Financial Statements and related Management's Discussion and Analysis for the year ended March 31, 2006.

                                  SCHEDULE "A"

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                             AUDIT COMMITTEE CHARTER

THE AUDIT COMMITTEE IS A COMMITTEE OF THE BOARD OF DIRECTORS. ITS PRIMARY FUNCTION IS TO ASSIST THE BOARD IN FULFILLING ITS OVERSIGHT RESPONSIBILITIES BY REVIEWING THE FINANCIAL INFORMATION, WHICH WILL BE PROVIDED TO THE SHAREHOLDERS AND OTHERS, THE SYSTEMS OF INTERNAL CONTROLS, WHICH MANAGEMENT AND THE BOARD OF DIRECTORS HAVE ESTABLISHED, AND THE AUDIT PROCESS.

IN MEETING ITS RESPONSIBILITIES, THE AUDIT COMMITTEE IS EXPECTED TO:

1. Provide an open avenue of communication between the internal auditors, the independent accountant, and the board of directors.

2.   Review and update the committee's charter annually.

3. Recommend to the board of directors the independent accountants to be nominated and review and approve the discharge of the independent accountants.

4. Review and concur in the appointment, replacement, reassignment, or dismissal of the director of internal auditing.

5. Review with management and the independent accountant, the interim financial report, together with related Management Discussion and Analysis before it is filed with the SEC or other regulators.

6. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the independent accountant.

7. Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies, and programs and reports received from regulators.

8. Meet with the independent accountant, and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the audit committee. Review filings with the SEC other similar regulatory bodies other published documents containing the company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

9.   Pre-approve all non-audit services to be provided.

10. Review and approve the hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

11. Report committee actions to the board of directors with such recommendations as the committee may deem appropriate.

BEFORE AUDIT COMMENCES

1. Confirm and assure the independence of the internal auditor and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant.

2. Consider, in consultation with the independent accountant, the audit scope and plan.

3. Review with the independent accountant the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

4.   Approve the compensation of the auditors.

5. Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

AT COMPLETION OF AUDIT

1. Inquire of management and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the company.

2.   Consider and review with the independent accountant:

     a. The adequacy of the company's internal controls including computerized information system controls and security.

     b. Any related significant findings and recommendations of the independent accountant with management's responses thereto.

     c.   Review with management and the independent accountant:

          1. The company's annual financial statements, related footnotes and Management Discussion and Analysis.

          2. The independent accountant's audit of the financial statements and his or her report thereon.

          3. Any significant changes required in the independent accountant's audit plan.

          4. Any serious difficulties or disputes with management encountered during the course of the audit.

          5. Other matters related to the conduct of the audit, which are to be communicated to the committee under generally accepted auditing standards.

ETHICAL AND LEGAL COMPLIANCE

1. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

2. Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal financial controls or auditing matters. These procedures are required to include procedures for confidential, anonymous submissions by employees related to questionable accounting, auditing matters or acts of company employees and directors.

3. Review management's monitoring of the company's compliance with the organization's Ethical Code, and ensure that management has the proper review system in place to ensure that Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

4. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

5. Review with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statement.

                                   (ACI LOGO)

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                        FOR THE YEAR ENDED MARCH 31, 2006

JUNE 19, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward-looking statements and information. Forward-looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward- looking statements.

The Company does not undertake to update or re-issue the forward-looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes to those consolidated financial statements.

All amounts are in Canadian Dollars unless otherwise indicated.

2006 HIGHLIGHTS

     -    June 2005 - Closing of US$25.0 million Bridge term loan

     -    June 2005 - Repayment of FCC and Oak Street credit facilities

     -    December 2005 - Settlement of Kabaker litigation

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information prepared in accordance with Canadian generally accepted accounting principles for the three most recently completed financial years (in Canadian dollars):

             YEARS ENDED MARCH 31,                 2006          2005          2004
             ---------------------             -----------   -----------   -----------
Revenue                                        $13,298,175   $13,060,344   $ 7,469,559
Net earnings (loss)                             (2,850,451)   (4,470,154)   (1,051,498)
Earnings (loss) per share- basic and diluted         (0.35)        (0.56)        (0.14)
Total assets                                    18,874,720    21,862,339    16,209,085
Total long-term financial liabilities          $14,985,102   $    19,231   $ 7,358,770

The Company's revenue and total assets have increased primarily due to US acquisitions during the year ended March 31, 2005.

The net loss for the year ended March 31, 2006 of $(2,850,451), included net non-cash expenses amounting to $1,989,845, which mainly related to depreciation and amortization, future income taxes, amortization of deferred financing costs, loss on disposition of computer equipment and gain on Kabaker settlement.

The net loss for the year ended March 31, 2005 of $(4,470,154) included non-cash expenses amounting to $4,651,527 which related to stock based compensation, depreciation and amortization, and amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2006, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt.

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but adjusted opening retained earnings of the 2005 fiscal year for the cumulative effect of adoption on prior years. The comparative figures for the 2004 fiscal year were therefore not restated to reflect the change in accounting policy.

RESULTS OF OPERATIONS

BUSINESS ACQUISITIONS

YEAR ENDED MARCH 31, 2006

The Vista acquisition agreement provided for contingent adjustment to the purchase price in the second and fifth years after closing. During the 2006 fiscal year, the second year adjustment was determined and the purchase price was reduced by $3,105,202. This adjustment reduced the note payable to the vendor by $3,105,202, goodwill by $2,665,146 and customer accounts by $440,056. Further, the Company and the vendors came to a settlement of ongoing disputes. The settlement resulted in the elimination of the fifth year adjustment from the agreement, the settlement of the note due from the vendors and withdrawal of all outstanding legal proceedings initiated by the vendors and the Company. The terms of the remaining note payable to the vendors were also revised to make the amount non-interest bearing and repayable over forty months, which commenced in December 2005. The Company realized a gain of $251,377 resulting from the settlement.

YEAR ENDED MARCH 31, 2005

During the 2005 fiscal year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $10,100,831 (US$8,228,463) was given to effect these acquisitions. Both acquisitions are subject to a contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                  Vinciguerra    Schuneman      Total
                                  -----------   ----------   -----------
Customer accounts                 $1,855,983    $  227,906   $ 2,083,889
Computer systems and equipment        64,390        36,759       101,149
Non-competition agreements           160,975        34,308       195,283
Goodwill                           6,978,094       823,504     7,801,598
Other                                  6,439            --         6,439
Liabilities assumed                  (87,527)           --       (87,527)
                                  ----------    ----------   -----------
                                  $8,978,354    $1,122,477   $10,100,831
                                  ==========    ==========   ===========

CONSIDERATION PAID
   Cash                            $7,857,638    $  299,588   $ 8,157,226
   Fair values of notes payable     1,120,716       822,889     1,943,605
                                   ----------    ----------   -----------
                                   $8,978,354    $1,122,477   $10,100,831
                                   ==========    ==========   ===========

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

REVENUE

The Company's revenue has increased to $13,298,175 for the year ended March 31, 2006 from $13,060,344 for the year ended March 31, 2005 primarily due to the impact of the 2005 US acquisitions being fully reflected in the current year's revenue, partially offset by the adverse effect (approximately $600,000) of the strengthening Canadian dollar, reduced contingency income, loss of an independent producer's revenue, decline in premiums and general competition.

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

EXPENSES

Salaries and wages have decreased to $7,766,650 for the year ending March 31, 2006 from $7,925,260 for the year ending March 31, 2005 mainly due to the streamlining of costs in the US operations and the effect of the high Canadian dollar which reduced the impact of higher salaries and wages due to 2005 US acquisitions.

Salaries and wages have increased to $7,925,260 for the year ending March 31, 2005 from $4,818,880 for the year ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US division during the year resulting in an annual saving of approximately $767,000.

Rent increased to $889,658 for the year ending March 31, 2006 from $805,937 for the year ending March 31, 2005 primarily due to rent related to the 2005 US acquisitions.

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

General and administrative expenses increased to $2,644,274 for the year ending March 31, 2006 from $2,393,711 for the year ending March 31, 2005 primarily due to the 2005 US acquisitions and legal costs related to Kabaker litigation (net of gain on Kabaker settlement), partially offset due to company wide cost reductions and the effect of the exchange rate.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275). There were no stock options issued during the current year ending March 31, 2006.

Revenues and expenses for US acquisitions have been included in the prior fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's EBITDA increased to $1,997,593 for the year ended March 31, 2006 from $1,524,161 for the year ended March 31, 2005, primarily due to streamlining of costs during the year and having the results of the US acquisitions for the 2005 fiscal year reflected for a full year. EBITDA as a percentage of revenue has increased from 11.7% for the year ended March 31, 2005 to 15.0% for the year ended March 31, 2006. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of any new acquisitions.

The Company's EBITDA increased to $1,524,161 for the year ended March 31, 2005 from $258,502 for the year ended March 31, 2004, primarily due to US acquisitions, two of which the operations were included for the full year and two new acquisitions during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Years ended March 31,                        2006          2005
---------------------                    -----------   -----------
Revenue                                  $13,298,175   $13,060,344
Earnings before the following (EBITDA)     1,997,593     1,524,161
Interest and Financing Costs              (2,724,687)   (4,539,268)
Depreciation and amortization             (1,858,270)   (1,303,867)
Income Taxes                                (265,087)     (151,180)
                                         -----------   -----------
Net Loss                                 $(2,850,451)  $(4,470,154)

During the year ended March 31, 2006, net non-cash expenses included in arriving at the net loss amounted to $1,989,845, which mainly related to depreciation and amortization, future income taxes, amortization of deferred financing costs, loss on disposition of computer equipment and gain on Kabaker settlement.

During the year ended March 31, 2005, non-cash expenses included in arriving at the net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

INTEREST AND FINANCING COSTS

                                                                2006         2005
                                                             ----------   ----------
CANADIAN OPERATIONS
   Interest on obligations under capital lease               $      910   $    1,410
                                                             ----------   ----------
U.S. OPERATIONS
   Amortization of discount on reclassified long-term debt           --      166,489
   Interest and loan fees on long-term debt                   2,301,184    1,596,851
   Amortization of deferred financing costs                     421,925      230,199
   Impairment of discount on reclassified long-term debt             --    1,428,664
   Impairment of deferred financing costs on reclassified
      long-term debt                                                 --    1,111,033
   Interest on obligations under capital lease                      668        4,622
                                                             ----------   ----------
                                                              2,723,777    4,537,858
                                                             ----------   ----------
                                                             $2,724,687   $4,539,268
                                                             ==========   ==========

     Early payment fees of $362,684 paid to Oak Street and FCC on June 30, 2005 are included in interest and loan fees on long-term debt.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,858,270 for the year ended March 31, 2006 from $1,303,867 for the year ended March 31, 2005. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period and write down of customer accounts in one of the US divisions.

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

     - Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

     - EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

     - EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

     - EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

     - EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

     - Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

     - Revenue in September quarters is historically lower compared to the other quarters.

     - EBITDA loss for the September 2005 quarter was primarily due to lower revenues and legal expenses related to Kabaker dispute.

     - EBITDA for December 2005 quarter primarily due to the benefit of cost reduction initiatives in the US operations, the gain on Kabaker settlement, offset by legal expenses related to the Kabaker dispute.

                                       MARCH 31, 2006                                    MARCH 31, 2005
                       ----------------------------------------------   -----------------------------------------------
                          MAR         DEC         SEPT        JUNE          MAR         DEC         SEPT         JUN
                       ---------   ---------   ---------   ----------   ----------   ---------   ----------   ---------
Revenues               4,042,729   3,088,025   2,733,826    3,433,595    4,872,382   3,146,777    2,528,979   2,512,206
EBITDA                 1,382,435     565,283    (263,135)     313,010    1,732,032      27,253     (394,456)    159,332
Net loss                (221,852)   (580,523)   (993,632)  (1,054,444)  (2,079,926)   (974,156)  (1,057,215)   (358,857)
Loss per share
   Basic and Diluted       (0.03)      (0.07)      (0.12)       (0.13)       (0.26)      (0.12)       (0.13)      (0.05)

FOURTH QUARTER 2006 RESULTS

Compared to the March 2005 quarter, revenues in the March 2006 quarter were lower due to the US divisions, primarily the decreased contingency income, decline in premiums, the loss of an independent producer's revenue and the effect of the higher Canadian dollar. EBITDA decreased due to decline in revenues, which was partially offset by cost reduction initiatives in certain US divisions. The net loss for the March 2006 quarter, compared to the March 2005 quarter, is lower due to the impairment of the deferred financing costs and unamortized loan discounts included in the March 2005 quarter.

CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but adjusted opening retained earnings of the 2005 fiscal year for the cumulative effect of adoption on prior years. The comparative figures for the 2004 fiscal year were therefore not restated to reflect the change in accounting policy.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at March 31, 2006 as compared to March 31, 2005 reflects a net increase in working capital of $16,534,672 as in the prior year all senior and seller's debt were reclassified to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). The funds received from the new financing were used primarily to repay credit facilities. Other major changes include a net decrease in customer accounts ($2,075,882), decrease in goodwill ($3,065,944), an increase in net deferred financing costs ($2,193,805) and an increase in long-term debt ($14,975,323). Shareholders' equity has decreased by $1,735,440, primarily due to the current year operating loss of $2,850,451, partially offset by an increase in the contributed surplus due to the accounting for warrants issued for new debt financing and the warrant repricing.

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,838,168 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt that was in default and the reclassification of the seller's debt to long-term debt. Other major changes included a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and long-term debt ($9,720,813) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of $4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2006, the Company had a working capital deficiency of $(250,823), long-term debt of $14,975,323 and obligations under capital leases of $9,779. During the year ended March 31, 2006, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt.

At March 31, 2005, the Company had a working capital deficiency of $(16,785,495) and obligations under capital leases of $19,231. The working capital deficiency was primarily due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations).

On June 15, 2005, the Company closed a U.S. $25,000,000 ($30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders provided a U.S. $25,000,000 ($30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding a multiple of between 4.05 and 3.25 times the trailing twelve month adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA.) The multiple becomes 3.25 on and after March 31, 2007. The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S. $3.0 million and U.S. $5.0 million respectively. As additional consideration for providing the Facility, the Company issued the Lenders 1,439,128 share purchase warrants exercisable at $0.80 per share until June 15 2010. The estimated fair value of the share purchase warrants of $666,118 has been determined using the Black-Scholes options pricing model. The amount has been accounted for as a deferred financing cost with a offsetting amount recorded as contributed surplus.

The Facility has been fully guaranteed by, and collateralized by all the assets of, the Company.

The initial term loan proceeds of U.S. $7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 (see below) in the amount of U.S. $6,458,460, and to pay costs of U.S. $1,515,000 incurred in relation to the Facility. Additional legal costs of U.S. $181,223 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional U.S. $500,000 under the Facility for working capital. The balance of the Facility may only be used to fund approved acquisitions within the United States.

At March 31, 2005 the Company was in default of certain of its credit facilities. As is required by Canadian generally accepted accounting principles, the Company reclassified its long-term debt as current liabilities as a result of the default. All unamortized deferred financing costs and unamortized debt discounts were also charged to earnings.

Shareholders' equity has decreased from $2,408,969 as at March 31, 2005 to $673,529 as at March 31, 2006 due primarily to the operating loss for the year ended March 31, 2006 of $2,850,451 including net non-cash expenses amounting to $1,989,845, which mainly related to depreciation and amortization, future income taxes, amortization of deferred financing costs, loss on disposition of computer equipment and gain on Kabaker settlement, partially offset by an increase in the contributed surplus due to the accounting for warrants issued to the senior lender and warrant repricing.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the year ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2006:

                                              Less than    1 - 3      3 - 5     More than
CONTRACTUAL OBLIGATIONS             Total       1 Year     Years      Years      5 years
-----------------------           ---------   ---------   -------   ---------   ---------
Capital Lease Obligations            20,746     10,967      9,779          --         --
Operating Lease Obligations       1,344,511    620,975    705,710      17,826         --

LONG-TERM DEBT
Kabaker Family Trust                489,015    173,898    315,117          --         --
Schuneman Insurance Agency Inc.   1,348,001         --    228,401     515,250    604,350
Bridge Healthcare                 8,901,609         --         --   8,901,609         --
Canadian Risk Management             62,596     60,000      2,596          --         --
Emmett Lescroart                  3,793,075         --         --   3,793,075         --
Al Vinciguerra Ltd.                 840,551    225,626    501,370     113,555         --

SHARE CAPITAL

a)   Authorized

          Unlimited common shares without par value

                                         2006                     2005
                               -----------------------   ----------------------
                                 Shares       Amount       Shares      Amount
                               ---------   -----------   ---------   ----------
Issued
   Beginning of year           7,955,153   $ 9,895,142   7,955,153   $9,897,116
   Common shares issued
      for private placement      213,500       128,100          --           --
   Fair value of stock
      purchase warrants               --       (38,722)         --           --
   Fair value of warrant re-
      pricing and extension           --       (78,326)         --           --
   Common shares issued
      for debt settlement        383,325       306,660          --           --
   Share issue costs                  --       (10,090)         --       (1,974)
                               ---------   -----------   ---------   ----------
                               8,551,978   $10,202,764   7,955,153   $9,895,142
                               =========   ===========   =========   ==========

     On August 18, 2005, a debt of $306,660 (U.S. $250,000) was settled by the issuance of 383,325 common shares.

     During the year ended March 31, 2006, the Company issued 213,500 units, each consisting of one common share and one share purchase warrant, on a private placement basis for cash of $126,000 ($0.60 per unit) and a finder's fee, paid in respect of the private placement, of 3,500 units valued at $2,100 ($0.60 per unit). Costs of issue of $7,990 were also paid. Each share purchase warrant is exercisable into one common share at a price of $0.80 per share until March 15, 2007. The estimated fair value of the warrants of $38,722 has been determined using the Black-Scholes option pricing model. The amount has been recorded to contributed surplus.

b)   WARRANTS

     During the year ended March 31, 2006, 263,098 share purchase warrants were repriced at $0.80 per share and extended to February 28, 2007. The estimated fair value of the extension and repricing of the warrants was $78,326 and has been determined using the Black-Scholes option pricing model. An offsetting amount has been recorded to contributed surplus.

          Changes in warrants during the years ended March 31, 2006 and 2005 are as follows:

                                   2006                   2005
                           --------------------   --------------------
                                       Weighted               Weighted
                                        average                average
                           Number of   exercise   Number of   exercise
                            warrants     price     warrants     price
                           ---------   --------   ---------   --------
Outstanding, beginning
   of year                   263,098     $1.60     263,098      $1.60
Issued                     1,652,628      0.80          --         --
                           ---------     -----     -------      -----
Outstanding, end of year   1,915,726     $0.80     263,098      $1.60
                           =========     =====     =======      =====

     The following table summarizes information about the warrants outstanding and exercisable at March 31, 2006:

                                Exercise
Expiry date           Number      price
-----------         ---------   --------
February 28, 2007     263,098     $0.80
March 17, 2007        213,500      0.80
June 15, 2010       1,439,128      0.80
                    ---------     -----
                    1,915,726     $0.80
                    =========     =====

     STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. Stock options awarded during the year ended March 31, 2002 vested over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately. No stock options were awarded during the year ended March 31, 2006.

STOCK-BASED COMPENSATION

     Changes in stock options during the years ended March 31, 2006 and 2005 are as follows:

                               2006                   2005
                       --------------------   --------------------
                                   Weighted               Weighted
                                    average                average
                       Number of   exercise   Number of   exercise
                        options      price     options      price
                       ---------   --------   ---------   --------
Outstanding,
   beginning of year   1,290,411    $ 1.00    1,308,811    $ 1.23
Awarded                       --        --      520,000      1.10
Cancelled                (15,000)    (1.10)      (4,000)    (1.00)
Expired                       --        --     (534,400)    (1.69)
                       ---------    ------    ---------    ------
Outstanding,
   end of year         1,275,411    $ 0.99    1,290,411    $ 1.00
                       =========    ======    =========    ======
Exercisable,
   end of year         1,275,411    $ 0.99    1,277,411    $ 1.00
                       =========    ======    =========    ======

     The following table sets forth information relating to stock options outstanding as at March 31, 2006:

                               Number       Weighted                  Number
                            outstanding     average     Weighted   exercisable   Weighted
              Range of           at        remaining     average        at        average
              exercise       March 31,    contractual   exercise    March 31,    exercise
 Expiry        prices           2006          life        price        2006        price
 ------    --------------   -----------   -----------   --------   -----------   --------
10/26/06            $1.00      431,000        0.58        $1.00       431,000      $1.00
03/18/07             1.15        5,000        0.96         1.15         5,000       1.15
08/29/08             0.81      319,411        2.42         0.81       319,411       0.81
08/29/08             1.00       15,000        2.42         1.00        15,000       1.00
08/05/09             1.10      490,000        3.33         1.10       490,000       1.10
08/16/09             1.25       15,000        3.33         1.25        15,000       1.25
           --------------    ---------        ----        -----     ---------      -----
           $0.81 to $1.25    1,275,411        2.15        $0.99     1,275,411      $0.99
           ==============    =========        ====        =====     =========      =====

     The fair value of stock options awarded to employees, directors and consultants was estimated on the dates of awards using the Black-Scholes option pricing model with the following assumptions:

                             2006       2005
                          ---------   -------
Risk-free interest rate        2.6%      2.6%
Estimated volatility         67-85%       93%
Expected lives            1-5 years   5 years

     The average fair value of stock options awarded during the 2005 fiscal year, as calculated using the Black-Scholes option pricing model, was $0.79 per stock option.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration estimated and agreed to between the related parties, unless otherwise noted.

Two directors are also partners with law partnerships. During the year the Company incurred $262,806 (2005 - $231,601) of legal fees with these law partnerships.

During the 2006 fiscal year the Company paid $Nil (2005 - $246,831) to a trust, of which a former officer of the Company's subsidiary is a trustee, comprised of $Nil (2005 - $118,154) representing interest on a note payable and $Nil (2005 - $128,677) of principal.

The Company processed certain of its insurance policy sales through facilities owned by a former officer of the subsidiary. During the 2006 fiscal year, the Company processed $667,269 (2005 - $2,377,971) of revenue through this arrangement, incurred payroll costs, rent and overhead of $649,316 (2005 - $3,053,440) and paid for the purchase of office equipment of $Nil (2005 - $40,984). Accounts receivable includes $Nil (2005 - $60,408) in connection with this arrangement. Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

The note receivable was due from a corporation controlled by a former officer of the subsidiary and was due on demand, did not bear interest and was denominated in U.S. dollars (U.S. $150,000). The note was settled during the 2006 fiscal year.

The amount of $40,000 due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2007 fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer accounts, goodwill and non-competition agreements, stock-based compensation and income taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between five and fifteen years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the annual filings.

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the annual filings, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

RISK FACTORS

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has in the past, and may in the future, purchase the assets of General Insurance Brokerages located in jurisdictions where the Company has not yet obtained the necessary licenses to operate as a General Insurance Brokerage. Without possessing such licenses, the Company cannot obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those jurisdictions. As such, the Company has in the past, and may in the future, enter into agency agreements with the vendors of these General Insurance Brokerages whereby the vendors of those agencies agree, for the sole and exclusive benefit of the Company, to market, sell, distribute, place and write General Insurance products to the clients of the Company and to any and all other potential customers who may wish to purchase General Insurance products from the Company. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these agency agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the agency agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the agency agreements then this will have a negative impact on the Company's ability to service its customers.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

THE COMPANY'S PERFORMANCE AND FUTURE OPERATING RESULTS AND SUCCESS ARE DEPENDENT ON THE EFFECTIVENESS OF THE COMPANY'S MANAGEMENT TEAM AND KEY PERSONNEL

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. Shareholders will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 on Mr. Consalvo and $175,000 each on Mr. Podorieszach and Mr. Bhatia and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an Insurance Company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the Insurance Companies and are paid once calculated. Further, we have no control over the process by which Insurance Companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between Insurance Companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS AND WARRANTS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options and warrants is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options and warrants, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The Common Shares of the Company are posted for trading on the TSX and the closing price of its Common Shares on May 31, 2006 was $0.60 per share. The Common Shares of the Company are also quoted on the OTCBB and the quoted price of its Common Shares on May 31, 2006 was US$0.54 per share. As such, the Common Shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Common Shares of the Company, which could severely limit the market liquidity of the Common Shares and impede the sale of the Common Shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.

NO INTENTION TO DECLARE DIVIDENDS

The Company has a recent history of losses and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

                           ANTHONY CLARK INTERNATIONAL
                             INSURANCE BROKERS LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED MARCH 31, 2006 AND 2005
                         (Expressed in Canadian dollars)

                                                                (D&H GROUP LOGO)
                                                           CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Anthony Clark International Insurance Brokers Ltd.

We have audited the consolidated balance sheets of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

                                        "D&H GROUP LLP"

Vancouver, B.C.
May 12, 2006                            CHARTERED ACCOUNTANTS

                                  D&H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
      A Member of BHD Association with affiliated offices across Canada and
                                 Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
                - www.dhgroup.ca - F 604-731-9923 T 604-731-5881

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

                                                                       2006           2005
                                                                   ------------   -----------
ASSETS
CURRENT ASSETS
   Cash                                                            $    558,551   $   401,944
   Accounts receivable                                                1,571,667     1,708,085
   Trust cash (Note 2)                                                  277,262            --
   Prepaid expenses                                                     289,317       221,705
                                                                   ------------   -----------
                                                                      2,696,797     2,331,734
Note receivable (Note 5)                                                     --       181,440
Due from director (Note 6)                                               40,000        40,000
Computer systems and office equipment (Note 7)                          302,196       399,442
Customer accounts (Note 8)                                            3,602,617     5,678,499
Goodwill                                                              9,459,390    12,525,334
Deferred financing costs (Notes 9 and 12)                             2,193,805            --
Non-competition agreements (Note 10)                                    579,915       705,890
                                                                   ------------   -----------
                                                                   $ 18,874,720   $21,862,339
                                                                   ============   ===========
LIABILITIES
CURRENT LIABILITIES
   Demand loan (Note 11)                                           $     58,355   $        --
   Accounts payable and accrued liabilities                           2,093,229     1,507,553
   Income taxes payable                                                 325,545        63,877
   Current portion of long-term debt (Note 12)                          459,524    17,525,064
   Current portion of obligations under capital leases (Note 13)         10,967        20,735
                                                                   ------------   -----------
                                                                      2,947,620    19,117,229
Obligations under capital leases (Note 13)                                9,779        19,231
Long-term debt (Note 12)                                             14,975,323            --
Future income taxes (Note 18)                                           268,469       316,910
                                                                   ------------   -----------
                                                                     18,201,191    19,453,370
                                                                   ------------   -----------
Commitments (Note 19)
SHAREHOLDERS' EQUITY
Share capital (Note 14)                                              10,202,764     9,895,142
Contributed surplus (Note 22)                                         1,450,751       667,585
Cumulative translation adjustment                                        (4,897)      (29,120)
Deficit                                                             (10,975,089)   (8,124,638)
                                                                   ------------   -----------
                                                                        673,529     2,408,969
                                                                   ------------   -----------
                                                                   $ 18,874,720   $21,862,339
                                                                   ============   ===========

Nature of Operations (Note 1)

        See accompanying notes to the consolidated financial statements.


APPROVED BY THE BOARD   "TONY CONSALVO"
                        ----------------------------------------
                        DIRECTOR


                        "THOMAS MILLEY"
                        ----------------------------------------
                        DIRECTOR

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

                                                     2006           2005
                                                 ------------   -----------
REVENUE                                          $ 13,298,175   $13,060,344
                                                 ------------   -----------
EXPENSES
   General and administrative                       2,644,274     2,393,711
   Rent                                               889,658       805,937
   Salaries and wages                               7,766,650     7,925,260
   Stock-based compensation (Note 15)                      --       411,275
                                                 ------------   -----------
                                                   11,300,582    11,536,183
                                                 ------------   -----------
Earnings before interest, income taxes,
   depreciation and amortization                    1,997,593     1,524,161
Interest and financing costs (Note 20)              2,724,687     4,539,268
Depreciation and amortization                       1,858,270     1,303,867
                                                 ------------   -----------
Earnings (loss) before income taxes                (2,585,364)   (4,318,974)
                                                 ------------   -----------
INCOME TAXES (Note 18)
   Current                                            313,528        63,877
   Future (recovery)                                  (48,441)       87,303
                                                 ------------   -----------
                                                      265,087       151,180
                                                 ------------   -----------
Net earnings (loss) for the year                   (2,850,451)   (4,470,154)
                                                 ------------   -----------
RETAINED EARNINGS (DEFICIT), beginning of year
   As previously reported                          (8,124,638)   (3,502,196)
   Change in accounting policy (Note 3)                    --      (152,288)
                                                 ------------   -----------
   As restated                                     (8,124,638)   (3,654,484)
                                                 ------------   -----------
RETAINED EARNINGS (DEFICIT), end of year         $(10,975,089)  $(8,124,638)
                                                 ============   ===========
Earnings (loss) per share - basic and diluted    $      (0.35)  $     (0.56)
                                                 ============   ===========

        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

                                                          2006          2005
                                                      -----------   -----------
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
   Net earnings (loss) for the year                   $(2,850,451)  $(4,470,154)
   Adjustments to reconcile net cash provided
      by operating activities
      Depreciation and amortization                     1,858,270     1,303,867
      Future income taxes (recovery)                      (48,441)       87,303
      Amortization of deferred financing costs and
         loan discounts                                   421,925       396,688
      Impairment of deferred financing costs and
         unamortized loan discounts                            --     2,539,697
      Loss on disposition of computer equipment             9,468            --
      Stock-based compensation                                 --       411,275
      Gain on vendor settlement                          (251,377)           --
      Changes in non-cash working capital accounts
         Accounts receivable                              110,676      (370,786)
         Prepaid expenses                                 (73,740)     (103,420)
         Accounts payable and accrued liabilities         327,656       301,647
         Income taxes payable                             261,668        63,877
                                                      -----------   -----------
                                                         (234,346)      159,994
                                                      -----------   -----------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds on issue of common shares                     126,000            --
   Share issue costs paid                                  (7,990)       (1,974)
   Proceeds from demand loan                               57,600            --
   Repayments on long-term debt                        (8,541,712)     (417,340)
   Proceeds from long-term debt                        10,419,561     7,469,141
   Financing costs paid                                (1,792,689)     (832,998)
                                                      -----------   -----------
                                                          260,770     6,216,829
                                                      -----------   -----------
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
   Additions to computer systems and office
      equipment                                           (20,694)      (66,256)
   Business acquisitions                                  (76,404)   (8,157,225)
   Proceeds from note receivable                          174,150            --
   Cash paid on vendor settlement                         (13,074)           --
                                                      -----------   -----------
                                                           63,978    (8,223,481)
                                                      -----------   -----------
EFFECT OF FOREIGN EXCHANGE                                 66,205       258,939
                                                      -----------   -----------
INCREASE (DECREASE) IN CASH DURING THE YEAR               156,607    (1,587,719)

CASH, beginning of year                                   401,944     1,989,663
                                                      -----------   -----------
CASH, end of year                                     $   558,551   $   401,944
                                                      ===========   ===========

See Note 23.

        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

1.   NATURE OF OPERATIONS

     Anthony Clark International Insurance Brokers Ltd. (the "Company") operates general insurance brokerages in Canada and the United States.

     The Company had a net loss for the 2006 fiscal year of $2,850,451 (2005 - $4,470,154) and a net cash outflow from operations of $234,346 (2005 - net cash inflow of $159,994). The Company is economically dependent upon the financial support of its creditors (see Note 12) and upon achieving positive operating cash flow.

2.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

     USE OF ESTIMATES

     Significant estimates used in the preparation of these financial statements include the collectibility of accounts receivable, the allocation of the purchase price on business acquisitions, the valuation of reporting units when testing the recoverability of goodwill and intangible assets, the estimated useful lives of tangible and intangible assets and the fair value of stock-based compensation.

     REVENUE RECOGNITION

     Commission revenue, which is earned by the placement of insurance policies with underwriters, is recognized as of the effective date of each policy provided that collection is believed to be reasonably assured. Contingent commissions are based on the underwriters' profitability on insurance policies placed by the Company and are recognized when received.

     TRUST CASH

     Certain premiums collected, net of related commissions, but not yet remitted to insurance carriers are restricted by contract and by law in certain jurisdictions.

     CASH AND CASH EQUIVALENTS

     Term deposits with an original maturity of 90 days or less, or which are highly liquid, are considered cash equivalents.

     COMPUTER SYSTEMS AND OFFICE EQUIPMENT

     Computer systems and office equipment are carried at cost less accumulated depreciation. Depreciation is provided using the following rates and methods:

          Computer equipment and software - 30% declining balance
          Furniture and equipment         - 20% declining balance

     IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

2.   ACCOUNTING POLICIES - continued

     BUSINESS COMBINATIONS

     Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

     CUSTOMER ACCOUNTS

     Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

     GOODWILL

     Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

     NON-COMPETITION AGREEMENTS

     Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between five and fifteen years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

     DEFERRED FINANCING COSTS AND DEBT DISCOUNTS

     Deferred financing costs and debt discounts are amortized over the term of the related indebtedness using the effective interest rate method. If the related debt becomes due on demand or is settled earlier, the related balance of unamortized deferred financing costs and debt discounts are charged to earnings.

     FOREIGN CURRENCY TRANSLATION

     The Company uses the current rate method under which the assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using weighted average exchange rates for the year. Foreign currency translation gains and losses are shown as a separate component of shareholders' equity.

     EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share is determined using the weighted average number of common shares outstanding during the year, which amounted to 8,176,414 (2005 - 7,955,153) common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which assumes proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price for the year. Diluted earnings (loss) per share has not been presented separately as the effect of common shares issuable on exercise of issued stock options would be anti-dilutive.

     STOCK-BASED COMPENSATION

     Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are accounted for as awards vest, with offsetting amounts recognized as contributed surplus.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

2.   ACCOUNTING POLICIES - continued

     INCOME TAXES

     Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

3.   CHANGE IN ACCOUNTING POLICY

     STOCK-BASED COMPENSATION

     Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but adjusted opening retained earnings of the 2005 fiscal year for the cumulative effect of adoption on prior years. The comparative figures for the 2004 fiscal year were therefore not restated to reflect the change in accounting policy.

4.   BUSINESS ACQUISITIONS

     YEAR ENDED MARCH 31, 2006

     The Vista acquisition agreement provided for contingent adjustment to the purchase price in the second and fifth years after closing. During the 2006 fiscal year, the second year adjustment was determined and the purchase price was reduced by $3,105,202. This adjustment reduced the note payable to the vendor by $3,105,202, goodwill by $2,665,146 and customer accounts by $440,056. Further, the Company and the vendors came to a settlement of ongoing disputes. The settlement resulted in the elimination of the fifth year adjustment from the agreement, the settlement of the note due from the vendors and withdrawal of all outstanding legal proceedings initiated by the vendors and the Company. The terms of the remaining note payable to the vendors were also revised to make the amount non-interest bearing and repayable over forty months, which commenced in December 2005. The Company realized a gain of $251,377 resulting from the settlement.

     YEAR ENDED MARCH 31, 2005

     During the 2005 year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $10,100,831 (U.S. $8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

     The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

     The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

4.   BUSINESS ACQUISITIONS - continued

                                 Vinciguerra    Schuneman      Total
                                 -----------   ----------   -----------
Customer accounts                $1,855,983    $  227,906   $ 2,083,889
Computer systems and equipment       64,390        36,759       101,149
Non-competition agreements          160,975        34,308       195,283
Goodwill                          6,978,094       823,504     7,801,598
Other                                 6,439            --         6,439
Liabilities assumed                 (87,527)           --       (87,527)
                                 ----------    ----------   -----------
                                 $8,978,354    $1,122,477   $10,100,831
                                 ==========    ==========   ===========
CONSIDERATION PAID

Cash                             $7,857,638    $  299,588   $ 8,157,226
Fair values of notes payable      1,120,716       822,889     1,943,605
                                 ----------    ----------   -----------
                                 $8,978,354    $1,122,477   $10,100,831
                                 ==========    ==========   ===========

     The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes were therefore accounted for at their discounted fair values.

5.   NOTE RECEIVABLE

     The amount was due from a corporation controlled by a former officer of the subsidiary and was due on demand, did not bear interest and was denominated in U.S. dollars (U.S. $150,000). The note was settled during the 2006 fiscal year as discussed in Note 4.

6.   DUE FROM DIRECTOR

     The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2007 fiscal year.

7.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT

                                                  2006
                                  ------------------------------------
                                                Accumulated
                                     Cost      depreciation      Net
                                  ----------   ------------   --------
Computer equipment and software   $  852,490     $683,844     $168,646
Furniture and equipment              395,907      262,357      133,550
                                  ----------     --------     --------
                                  $1,248,397     $946,201     $302,196
                                  ==========     ========     ========

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

7.   COMPUTER SYSTEMS AND OFFICE EQUIPMENT - continued

                                                  2005
                                  ------------------------------------
                                                Accumulated
                                     Cost      depreciation      Net
                                  ----------   ------------   --------
Computer equipment and software   $  885,741     $654,360     $231,381
Furniture and equipment              398,481      230,420      168,061
Corporate website                      9,245        9,245           --
                                  ----------     --------     --------
                                  $1,293,467     $894,025     $399,442
                                  ==========     ========     ========

     Included in computer systems and office equipment are assets under capital lease with a cost of $47,528 (2005 - $45,693) and accumulated depreciation of $22,078 (2005 - $15,078).

8.   CUSTOMER ACCOUNTS

                                      2006          2005
                                  -----------   -----------
Cost                              $ 8,230,557   $ 8,719,481
Accumulated amortization           (4,352,200)   (3,040,982)
Impairment of customer accounts      (275,740)           --
                                  -----------   -----------
                                  $ 3,602,617   $ 5,678,499
                                  ===========   ===========

     The impairment of customer accounts is included within depreciation and amortization in the consolidated statements of operations and deficit and was determined based on estimated fair market value.

9.   DEFERRED FINANCING COSTS

                                     2006       2005
                                  ----------    ----
Cost                              $2,606,500    $--
Accumulated amortization            (412,695)    --
                                  ----------    ---
                                  $2,193,805    $--
                                  ==========    ===

     During the 2005 fiscal year, the Company charged all deferred financing costs to earnings as discussed in Note 12.

10.  NON-COMPETITION AGREEMENTS

                                      2006         2005
                                  -----------   ---------
Cost                               $ 801,125    $ 830,300
Accumulated amortization            (221,210)    (124,410)
                                   ---------    ---------
                                   $ 579,915    $ 705,890
                                   =========    =========

11.  DEMAND LOAN

     The demand loan bears interest at 10% per annum and is not collateralized.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

12.  LONG-TERM DEBT

                                                          2006          2005
                                                      -----------   ------------
Term loan (U.S. $7,627,117) with interest at the
   the prime rate of interest plus 6.25% per annum,
   but not less than 12% per annum, payable
   monthly. Principal repayments are based on an
   excess cash availability formula. Also, the
   outstanding loan in excess of a multiple of
   trailing twelve month adjusted EBITDA of between
   4.05 and 3.25 is repayable. The multiple changes
   throughout the 2007 fiscal year and becomes 3.25
   on and after March 31, 2007. The loan matures on
   June 15, 2010 and is collateralized by a pledge
   of all assets of the Company, with all other
   debt subordinated to the Lender. The Company
   must also satisfy certain covenants on an
   ongoing basis and failure to maintain compliance
   would result in the loan becoming due on demand.
   The lender may also exercise its right to make
   the loan due on demand under a subjective
   acceleration clause of the lending agreement. A
   principal repayment of U.S. $399,988 was made on
   February 28, 2006. See (a) below.                  $ 8,901,609   $         --
                                                      -----------   ------------

Due on demand (U.S. $3,500,000) with interest at
   the prime rate of interest plus 8% per annum,
   with interest only payments until March 24, 2005
   and then repayable in monthly payments of
   approximately $95,000 including principal and
   interest, due on March 22, 2011 and
   collateralized by a pledge of all assets of the
   Company and cash held in escrow. Repaid during
   the 2006 fiscal year. See (a) below.                        --      4,233,600

   Cash held in escrow (U.S. $500,000)                         --       (609,306)
                                                      -----------   ------------
                                                               --      3,624,294
                                                      -----------   ------------

Due on demand (U.S. $2,901,558) with interest at
   the prime rate of interest plus 2% per annum,
   with interest only payments until June 14, 2006
   and then repayable in monthly payments of
   $103,446 including principal and interest, due
   on June 14, 2009 and collateralized by a pledge
   of all assets of the Company. Repaid during the
   2006 fiscal year. See (a) below.                            --      3,509,728
                                                      -----------   ------------

Note payable (U.S. $3,250,000) with interest at 14%
   per annum, with monthly interest only payments,
   due on August 31, 2008 and collateralized by a
   pledge of certain assets of the Company.             3,793,075      3,931,200
                                                      -----------   ------------

Note payable (U.S. $720,205) with interest at 7%
   per annum and repayable in monthly payments of
   $23,110 including principal and interest, due on
   August 31, 2009 and collateralized by a pledge
   of certain assets of the Company.                      840,551      1,089,241
                                                      -----------   ------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

12.  LONG-TERM DEBT - continued

                                                          2006          2005
                                                      -----------   ------------
Note payable (U.S. $1,155,000) with interest at 8%
   per annum and repayable in monthly payments of
   $28,328 including principal and interest that do
   not begin until January 1, 2008, due on December
   31, 2012 and collateralized by a pledge of
   certain assets of the Company.                       1,348,001      1,397,088
                                                      -----------   ------------

Note payable without interest and without
   collateral. Repayable in monthly principal
   payments of $5,000                                      62,596             --
                                                      -----------   ------------

Note payable (U.S. $419,000) without interest and
   repayable in twelve monthly payments of $13,000
   and then twenty eight monthly payments of
   $11,250 commencing on December 31, 2005, due on
   March 31, 2009 and collateralized by a pledge of
   certain assets of the Company. See Note 4.             489,015      3,973,513
                                                      -----------   ------------
                                                       15,434,847     17,525,064
Current portion                                          (459,524)   (17,525,064)
                                                      -----------   ------------
                                                      $14,975,323   $         --
                                                      ===========   ============

     a)   On June 15, 2005, the Company closed a U.S. $25,000,000 ($30,750,000)
          secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders provided a U.S $25,000,000 ($30,750,000) five year term loan facility (the "Facility") to the Company.

          The Company can borrow an aggregate amount, not to exceed at any time outstanding a multiple of between 4.05 and 3.25 times the trailing twelve month adjusted Earnings before Interest, Income Taxes, Depreciation and Amortization (EBITDA.) The multiple becomes 3.25 on and after March 31, 2007. The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S. $3.0 million and U.S. $5.0 million respectively. As additional consideration for providing the Facility, the Company issued the Lenders 1,439,128 share purchase warrants exercisable at $0.80 per share until June 15, 2010. The estimated fair value of the share purchase warrants of $666,118 has been determined using the Black-Scholes options pricing model using the assumptions stated in
          Note 15. The amount has been accounted for as a deferred financing cost with an offsetting amount recorded as contributed surplus.

          The Facility has been fully guaranteed by, and collateralized by all the assets of, the Company.

          The initial term loan proceeds of U.S. $7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 (see below) in the amount of U.S. $6,458,460, and to pay costs of U.S. $1,515,000 incurred in relation to the Facility. Additional legal costs of U.S. $181,223 have been incurred in relation to the Facility. On June 30, 2005, the Company was advanced an additional U.S. $500,000 under the Facility for working capital. The balance of the Facility may only be used to fund approved acquisitions within the United States.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

12.  LONG-TERM DEBT - continued

     At March 31, 2005 the Company was in default of certain of its credit facilities. As is required by Canadian generally accepted accounting principles, the Company reclassified its long-term debt as current liabilities as a result of the default. All unamortized deferred financing costs and unamortized debt discounts were also charged to earnings (See
     Note 20).

     b) The Company is obligated to make the following principal payments in each of the next five fiscal years:

2007         $   459,524
2008             402,093
2009             645,390
2010           4,153,989
2011           9,169,498
Thereafter       604,353
             -----------
             $15,434,847
             ===========

     Principal payments related to the term loan are included in 2011 only, as the amount of earlier repayments are not determinable. See above.

13.  OBLIGATIONS UNDER CAPITAL LEASES

                                                                2006       2005
                                                              --------   --------
Obligations under capital leases, bearing interest at
   rates between 9.78% and 15% per annum and collateralized
   by the assets under lease                                  $ 20,746   $ 39,966

Current portion                                                (10,967)   (20,735)
                                                              --------   --------
                                                              $  9,779   $ 19,231
                                                              ========   ========

14.  SHARE CAPITAL

     a)   Authorized

          Unlimited common shares without par value

                                         2006                     2005
                               -----------------------   ----------------------
                                 Shares       Amount       Shares      Amount
                               ---------   -----------   ---------   ----------
Issued
   Beginning of year           7,955,153   $ 9,895,142   7,955,153   $9,897,116
   Common shares issued
      for private placement      213,500       128,100          --           --
   Fair value of stock
      purchase warrants               --       (38,722)         --           --
   Fair value of warrant re-
      pricing and extension           --       (78,326)         --           --
   Common shares issued
      for debt settlement        383,325       306,660          --           --
   Share issue costs                  --       (10,090)         --       (1,974)
                               ---------   -----------   ---------   ----------
                               8,551,978   $10,202,764   7,955,153   $9,895,142
                               =========   ===========   =========   ==========

     On August 18, 2005, a debt of $306,660 (U.S. $250,000) was settled by the issuance of 383,325 common shares.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

14.  SHARE CAPITAL- continued

     During the year ended March 31, 2006, the Company issued 213,500 units, each consisting of one common share and one share purchase warrant, on a private placement basis for cash of $126,000 ($0.60 per unit) and a finder's fee, paid in respect of the private placement, of 3,500 units valued at $2,100 ($0.60 per unit). Costs of issue of $7,990 were also paid. Each share purchase warrant is exercisable into one common share at a price of $0.80 per share until March 15, 2007. The estimated fair value of the warrants of $38,722 has been determined using the Black Scholes option pricing model using the assumptions stated in Note 15. The amount has been recorded to contributed surplus.

     b)   WARRANTS

     During the year ended March 31, 2006, 263,098 share purchase warrants were repriced at $0.80 per share and extended to February 28, 2007. The estimated fair value of the extension and repricing of the warrants was $78,326 and has been determined using the Black Scholes option pricing model using the assumptions stated in Note 15. An offsetting amount has been recorded to contributed surplus.

     Changes in warrants during the years ended March 31, 2006 and 2005 are as follows:

                                   2006                   2005
                           --------------------   --------------------
                                       Weighted               Weighted
                                        average                average
                           Number of   exercise   Number of   exercise
                            warrants     price     warrants     price
                           ---------   --------   ---------   --------
Outstanding, beginning
   of year                   263,098     $1.60     263,098      $1.60
Issued                     1,652,628      0.80          --         --
                           ---------     -----     -------      -----
Outstanding, end of year   1,915,726     $0.80     263,098      $1.60
                           =========     =====     =======      =====

     The following table summarizes information about the warrants outstanding and exercisable at March 31, 2006:

                                Exercise
Expiry date           Number      price
-----------         ---------   --------
February 28, 2007     263,098     $0.80
March 17, 2007        213,500      0.80
June 15, 2010       1,439,128      0.80
                    ---------     -----
                    1,915,726     $0.80
                    =========     =====

15.  STOCK-BASED COMPENSATION

     The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. Stock options awarded during the year ended March 31, 2002 vested over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately. No stock options were awarded during the year ended March 31, 2006.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

15.  STOCK-BASED COMPENSATION - continued

     Changes in stock options during the years ended March 31, 2006 and 2005 are as follows:

                               2006                   2005
                       --------------------   --------------------
                                   Weighted               Weighted
                                    average                average
                       Number of   exercise   Number of   exercise
                        options      price     options      price
                       ---------   --------   ---------   --------
Outstanding,
   beginning of year   1,290,411    $1.00     1,308,811    $1.23
Awarded                       --       --       520,000     1.10
Cancelled                (15,000)   (1.10)       (4,000)   (1.00)
Expired                       --       --      (534,400)   (1.69)
                       ---------    -----     ---------    -----
Outstanding,
   end of year         1,275,411    $0.99     1,290,411    $1.00
                       =========    =====     =========    =====
Exercisable,
   end of year         1,275,411    $0.99     1,277,411    $1.00
                       =========    =====     =========    =====

     The following table sets forth information relating to stock options outstanding as at March 31, 2006:

                               Number       Weighted                  Number
                            outstanding     average     Weighted   exercisable   Weighted
              Range of           at        remaining     average        at        average
              exercise       March 31,    contractual   exercise    March 31,    exercise
Expiry         prices           2006          life        price        2006        price
------     --------------   -----------   -----------   --------   -----------   --------
10/26/06            $1.00      431,000        0.58        $1.00       431,000      $1.00
03/18/07             1.15        5,000        0.96         1.15         5,000       1.15
08/29/08             0.81      319,411        2.42         0.81       319,411       0.81
08/29/08             1.00       15,000        2.42         1.00        15,000       1.00
08/05/09             1.10      490,000        3.33         1.10       490,000       1.10
08/16/09             1.25       15,000        3.33         1.25        15,000       1.25
           --------------    ---------        ----        -----     ---------      -----
           $0.81 to $1.25    1,275,411        2.15        $0.99     1,275,411      $0.99
           ==============    =========        ====        =====     =========      =====

     The fair value of stock options awarded to employees, directors and consultants was estimated on the dates of awards using the Black-Scholes option pricing model with the following assumptions:

                             2006       2005
                          ---------   -------
Risk-free interest rate         2.6%      2.6%
Estimated volatility          67-85%       93%
Expected lives            1-5 years   5 years

     The average fair value of stock options awarded during the 2005 fiscal year, as calculated using the Black-Scholes option pricing model, was $
     0.79 per stock option.

     The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

16.  RELATED PARTY TRANSACTIONS

     The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration estimated and agreed to between the related parties, unless otherwise noted.

     Two directors are also partners with law partnerships. During the year the Company incurred $262,806 (2005 - $231,601) of legal fees with these law partnerships.

     During the 2006 fiscal year the Company paid $Nil (2005 - $246,831) to a trust, of which a former officer of the Company's subsidiary is a trustee, comprised of $Nil (2005 - $118,154) representing interest on a note payable and $Nil (2005 - $128,677) of principal.

     The Company processed certain of its insurance policy sales through facilities owned by a former officer of the subsidiary. During the 2006 fiscal year, the Company processed $667,269 (2005 - $2,377,971) of revenue through this arrangement, incurred payroll costs, rent and overhead of $649,316 (2005 - $3,053,440) and paid for the purchase of office equipment of $Nil (2005 - $40,984). Accounts receivable includes $Nil (2005 - $60,408) in connection with this arrangement. Effective June 24, 2005, the officer of the subsidiary is no longer employed by the Company and therefore is no longer a related party.

     See Notes 4, 5 and 6.

17.  FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, trust cash, accounts receivable, an amount due from a director, accounts payable and accrued liabilities, demand loan, long-term debt and obligations under capital leases.

     FAIR VALUE

     The carrying values of cash, trust cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of the amount due from a director, demand loan and the obligations under capital leases are approximated by their carrying values as these items bear market rates of interest. The fair value of long-term debt is approximated by their carrying amounts as the long-term debt either bears a fair market rate of interest or the carrying amount was discounted to reflect a below market rate of interest.

     CREDIT RISK

     The Company financial instruments that are exposed to concentrations of credit risk consist primarily of cash, trust cash and accounts receivable. Cash and trust cash are in place with major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers. The Company has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

     FOREIGN CURRENCY RISK

     The Company conducts business operations in the United States and has U.S. dollar denominated indebtedness and is therefore exposed to cash flow risks associated with fluctuations in the relative value of the Canadian and U.S. dollar. The Company does not engage in hedging activities or use financial instruments to reduce its risk exposure.

     INTEREST RATE RISK

     Certain of the Company's indebtedness bear interest at floating rates, which exposes the Company to interest rate cash flow risk. Should the base rate of interest increase in the future, the Company's required interest payments will also increase.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

18.  INCOME TAXES

     Income tax expense or recovery is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of its future income tax assets and liabilities.

     The provision for income tax differs from the result which would have been obtained by applying the statutory income tax rate of 33.6% (2005 - 33.6%) to the Company's net income (loss) before income taxes. The difference results from the following items:

                                                       2006         2005
                                                    ---------   -----------
Expected income tax expense (recovery)              $(868,683)  $(1,501,971)
Non-deductible impairment of debt discounts                --       480,031
Net non-deductible portion of financing costs         829,800       417,148
Net unrecognized benefit of loss carryforwards        446,600       999,558
Non-deductible stock-based compensation                    --       138,188
Net effect of deductible goodwill and intangibles    (111,000)     (377,163)
Other                                                 (31,630)       (4,611)
                                                    ---------   -----------
                                                    $ 265,087   $   151,180
                                                    =========   ===========

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2006 and 2005 are as follows:

                                              2006          2005
                                          -----------   -----------
FUTURE INCOME TAX ASSETS
   Customer accounts, with tax basis      $   725,412   $   199,478
   Other assets                                10,538        33,067
   Non capital losses                         985,330     1,326,180
   Valuation allowance                     (1,559,961)   (1,279,658)
                                          -----------   -----------
                                              161,319       279,067
                                          -----------   -----------
FUTURE INCOME TAX LIABILITIES
   Other intangibles                          (99,695)           --
   Goodwill                                   (54,242)     (255,038)
   Customer accounts, without tax basis      (275,851)     (340,939)
                                          -----------   -----------
                                             (429,788)     (595,977)
                                          -----------   -----------
NET FUTURE INCOME TAX LIABILITY           $  (268,469)  $  (316,910)
                                          ===========   ===========

     As at March 31, 2006, the Company had accumulated U.S. net operating losses of approximately U.S. $2,400,000 which can be carried forward and charged against future taxable income. A valuation allowance has been provided for these future income tax assets as there is no reasonable assurance the potential benefit of these losses will be realized. These losses expire principally in 2024 through 2026.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

19.  COMMITMENTS

     The Company leases office premises under operating leases that expire at various dates during the 2007 through 2010 fiscal years. The Company's minimum lease payments under the agreements are as follows:

2007   $  620,975
2008      468,091
2009      237,619
2010       17,826
       ----------
       $1,344,511
       ==========

20.  INTEREST AND FINANCING COSTS

                                                                 2006         2005
                                                              ----------   ----------
CANADIAN OPERATIONS
    Interest on obligations under capital lease               $      910   $    1,410
                                                              ----------   ----------
U.S. OPERATIONS
    Amortization of discount on reclassified long-term debt           --      166,489
    Interest and loan fees on long-term debt                   2,301,184    1,596,851
    Amortization of deferred financing costs                     421,925      230,199
    Impairment of discount on reclassified long-term debt             --    1,428,664
    Impairment of deferred financing costs on reclassified
        long-term debt                                                --    1,111,033
    Interest on obligations under capital lease                      668        4,622
                                                              ----------   ----------
                                                               2,723,777    4,537,858
                                                              ----------   ----------
                                                              $2,724,687   $4,539,268
                                                              ==========   ==========

     Early payment fees of $362,684 paid to Oak Street and FCC on June 30, 2005 are included in interest and loan fees on long-term debt.

21.  SEGMENT DISCLOSURES

     The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                         Twelve months ended                       Twelve months ended
                                            March 31, 2006                            March 31, 2005
                               ---------------------------------------   ---------------------------------------
Operating Segments               Canada         U.S.      Consolidated     Canada         U.S.      Consolidated
------------------             ----------   -----------   ------------   ----------   -----------   ------------
Revenue                        $5,292,928   $ 8,005,247   $13,298,175    $5,189,302   $ 7,871,042   $13,060,344
Net earnings                      461,930    (3,312,381)   (2,850,451)      (70,047)   (4,400,107)   (4,470,154)
Identifiable assets             3,664,362    15,210,358    18,874,720     4,198,839    17,663,500    21,862,339
Additions to:
   Computer systems
      and office equipment          2,966        20,756        23,722         7,755        58,501        66,256
   Goodwill                            --            --            --            --     7,801,598     7,801,598
Depreciation and
   amortization                   250,205     1,608,065     1,858,270       266,328     1,037,539     1,303,867
Interest and financing costs          910     2,723,777     2,724,687         1,410     4,537,858     4,539,268
Computer systems and
   office equipment and
   goodwill                     1,666,160     8,095,426     9,761,586     1,705,067    11,219,709    12,924,776

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Expressed in Canadian dollars)

22.  CONTRIBUTED SURPLUS

     Contributed surplus is comprised of the following:

                                                                  2006        2005
                                                               ----------   --------
Balance, beginning of year                                     $  667,585   $104,022
   Effect of change in accounting policy (Note 3)                      --    152,288
   Stock-based compensation expense                                    --    411,275
   Fair value of stock purchase warrants issued
      for financing costs (Note 12)                               666,118         --
   Fair value of stock purchase warrants issued (Note 14)          38,722         --
   Amount reclassified from share capital on repricing
      of previously issued stock purchase warrants (Note 14)       78,326         --
                                                               ----------   --------
                                                               $1,450,751   $667,585
                                                               ==========   ========

23.  SUPPLEMENTAL CASH FLOW

     During the years ended March 31, 2006 and 2005 the Company paid interest of $2,336,390 and $1,390,222, respectively, and paid income taxes of $48,874 and $Nil, respectively.

     During the years ended March 31, 2006 and 2005, the Company had non-cash transactions as follows:

                                                                2006          2005
                                                            -----------   -----------
Financing activities
   Reduction in long-term debt due to Vista acquisition
      price adjustment                                      $(3,105,202)  $        --
   Warrants issued for financing fees                           666,118            --
   Financing fees settled with warrants                        (666,118)           --
   Common shares issued for debt settlement                     306,660            --
   Settlement of long-term debt for common shares              (306,660)           --
   Reclassification to contributed surplus from repricing
      of warrants                                                78,326            --
   Share capital                                               (117,048)           --
   Contributed surplus from issue of warrants                    38,722            --
   Note payable for purchase of customer accounts                68,096     1,943,605
                                                            -----------   -----------
                                                             (3,037,106)    1,943,605
                                                            -----------   -----------
Investing activities
   Elimination of Vista goodwill                              2,665,146            --
   Reduction of Vista customer accounts                         440,056            --
   Purchase of customer accounts for note payable               (68,096)           --
   Business acquisitions partially funded by
      notes payable                                                  --    (1,943,605)
                                                            -----------   -----------
                                                              3,037,106    (1,943,605)
                                                            -----------   -----------
                                                            $        --   $        --
                                                            ===========   ===========

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS

I, Primo Podorieszach, the Chief Executive Officer of Anthony Clark International Insurance Brokers Ltd., certify that:

1. I have reviewed the annual filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony clark international Insurance Brokers Ltd. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

     (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 19, 2006.


"Primo Podorieszach"
-------------------------------------
Primo Podorieszach
Chief Executive Officer

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS

I, Mahesh Bhatia, the Chief Financial Officer of Anthony Clark International Insurance Brokers Ltd., certify that:

1. I have reviewed the annual filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

     (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 19, 2006.


"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

                                  FORM 13-502F1
                  CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

REPORTING ISSUER NAME:      ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

FISCAL YEAR END DATE USED:  MARCH 31, 2006
TO CALCULATE CAPITALIZATION

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding
at the end of the issuer's most recent fiscal year end                     8,551,978(i)
                                                                           ---------

Simple average of the closing price of that class or series
as of the last trading day of each of the months of the fiscal
year (see clauses 2.11(a)(ii)(A) and (B) of the Rule)                      $    0.63(ii)
                                                                           ---------

Market value of class or series                                               (i) x (ii) =   $5,387,746(A)
                                                                                             ----------

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace
in Canada or the United States of America at the end of the fiscal year)                            N/A(B)
                                                                                             ----------

Market value of other securities):
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined.)                                                      N/A(C)
                                                                                             ----------

(Repeat for each class or series of securities)                                                     N/A(D)
                                                                                             ----------

CAPITALIZATION                                                                 (A)+(B) +
(Add market value of all classes and series of securities                      (C)+(D)   =   $5,387,746
                                                                                             ==========

PARTICIPATION FEE
(From Appendix A of the Rule, select the participation fee beside
the capitalization calculated above)                                                         $      600
                                                                                             ==========

NEW REPORTING ISSUER'S REDUCED PARTICIPATION FEE, if applicable
(See section 2.6 of the Rule)

Participation fee x Number of entire months remaining in the
                    issuer's fiscal year                                                 =          N/A
------------------------------------------------------------                                 ==========
                              12
LATE FEE, if applicable
(As determined under section 2.5 of the Rule)                                                       N/A
                                                                                             ==========